SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2000

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation 1025 W. NASA Blvd. Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements
and Supplementary Information

June 30, 2000

HARRIS CORPORATION RETIREMENT PLAN

Table of Contents

June 30, 2000	Page

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits With Fund Information	3-4

Notes to Financial Statements	5-10

Supplemental Schedules:

Schedule II: Form 5500, Schedule H, Line 4I, Schedule of Assets Held For Investment Purposes at End of Plan Year June 30, 2000	11-49

Schedule III: Form 5500, Schedule H, Item 4I Part 2: Schedule of Assets Held for Investment Which Were Both Acquired and Disposed of Within the Plan Year — From 11/01/99 to 6/30/2000	50-52

Transactions or Series of Transactions in Excess of Five Percent of the Current Value of Plan Assets	53

[Bray, Beck & Koetter Letterhead]

INDEPENDENT AUDITOR’S REPORT

Investment Committee
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of June 30, 2000 and 1999, and the related statement of changes in net assets available for benefits with fund information for the year ended June 30, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in its net assets available for benefits with fund information for the year ended June 30, 2000, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 2000, assets held for investment which were both acquired and disposed of within the plan year, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the June 30, 2000 financial statements and, in our opinion, are fairly stated in all material respects in relation to the June 30, 2000 financial statements taken as a whole.

/s/ Bray, Beck & Koetter CPA, PA

Melbourne, Florida
October 12, 2000

Financial Statements

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2000 and 1999

	2000	1999

ASSETS

Investments, at fair value (Note 4):

Plan interest in Harris Corporation Master Trust	$—	$2,523,521,342

U.S. Government securities	109,168,072	—

Corporate debt securities	104,258,145	—

Common stocks	895,386,837	—

Registered investment companies	113,644,849	—

Common/collective trust funds	656,860,200	—

Guaranteed Investment Contracts	324,441,630	—

Participant loans	22,133,132	32,387,655

Total investments	2,225,892,865	2,555,908,997

Receivables:

Contributions receivable:

Harris Corporation	12,470,534	22,332,310

Participants	3,235,400	3,500,786

Loan payments	1,029,441	1,439,907

Accrued interest and dividends	3,173,261	5,430,158

Securities sold	7,625,441	17,887,431

Total receivables	27,534,077	50,590,592

Cash and cash equivalents (Note 3)	50,563,675	55,450,282

Total assets	2,303,990,617	2,661,949,871

LIABILITIES

Due to participants	9,061,720	7,648,413

Accrued expenses	—	2,464,626

Securities purchased	5,200,478	16,032,636

Outstanding options	—	1,003,807

Total liabilities	14,262,198	27,149,482

Net assets available for benefits	$2,289,728,419	$2,634,800,389

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2000

			Money	Equity
	Balanced	Short-Term	Market	Income
	Fund	Bond Fund	Fund	Fund

Increases:

Plan interest in Harris Corporation Master Trust investment income	$7,890,832	$1,410,723	$757,518	$(19,713,901)

Interest	9,199,199	2,825,235	1,756,815	315,027

Dividends	1,849,387	—	—	3,859,727

Net appreciation (depreciation) in fair value of investments	42,125,248	(378,000)	9,982	(17,598,754)

Contributions:

Participant rollover	360,544	4,232	89,479	128,514

Employer profit sharing	2,576,152	395,873	237,119	1,265,889

Employer matching	4,357,208	815,212	414,504	2,997,023

Employee	8,096,814	1,324,667	832,152	5,617,052

Total increases	76,455,384	6,397,942	4,097,569	(23,129,423)

Transfers:

Net transfers (to) from Harris Corporation Union Retirement Plan	(2,533,558)	22,449	(59,933)	(1,172,332)

Net transfers from (to) other trustees (Note 6)	(90,392,884)	(11,912,740)	(4,805,868)	(32,283,960)

Net participants’ transfers between funds	(65,753,874)	(14,410,720)	24,079,424	(76,588,015)

Total transfers	(158,680,316)	(26,301,011)	19,213,623	(110,044,307)

Decreases:

Benefits paid directly to participants	72,285,763	7,415,231	16,601,341	26,312,287

Administrative expenses	1,191,424	217,880	107,337	1,100,179

Total decreases	73,477,187	7,633,111	16,708,678	27,412,466

Net increase (decrease) in net assets available for benefits	(155,702,119)	(27,536,180)	6,602,514	(160,586,196)

Net assets available for benefits:

Beginning of year	940,023,289	96,331,444	42,386,280	334,227,216

End of year	$784,321,170	$68,795,264	$48,988,794	$173,641,020

See accompanying notes to financial statements.

	Equity	Stable		Harris
	Index	Value	Growth	Corporation
	Fund	Fund	Fund	Stock Fund

Increases:

Plan interest in Harris Corporation Master Trust investment income	$(5,507,568)	$8,044,386	$8,570,633	$(13,589,611)

Interest	—	13,203,158	500,654	4,758

Dividends	—	—	2,693,664	3,821,212

Net appreciation (depreciation) in fair value of investments	30,597,428	—	48,391,818	9,959,073

Contributions:

Participant rollover	413,835	390,891	542,079	—

Employer profit sharing	2,314,143	889,831	2,509,376	—

Employer matching	4,752,964	1,693,581	3,956,302	4,260,283

Employee	9,208,286	2,935,662	8,398,109	2,618,964

Total increases	41,779,088	27,157,509	75,562,635	7,074,679

Transfers:

Net transfers (to) from Harris Corporation Union Retirement Plan	(1,369,342)	(200,663)	(1,382,855)	(3,105)

Net transfers from (to) other trustees (Note 6)	(60,206,835)	(49,514,624)	(40,301,980)	(3,969,803)

Net participants’ transfers between funds	(18,152,742)	31,390,859	103,159,722	(1,137,698)

Total transfers	(79,728,919)	(18,324,428)	61,474,887	(5,110,606)

Decreases:

Benefits paid directly to participants	41,301,115	47,120,894	34,671,738	3,373,390

Administrative expenses	271,655	479,125	1,191,681	583

Total decreases	41,572,770	47,600,019	35,863,419	3,373,973

Net increase (decrease) in net assets available for benefits	(79,522,601)	(38,766,938)	101,174,103	(1,409,900)

Net assets available for benefits:

Beginning of year	480,286,514	373,866,737	288,698,231	36,035,733

End of year	$400,763,913	$335,099,799	$389,872,334	$34,625,833

[Additional columns below]
[Continued from above table, first column(s) repeated]

	International	Loan
	Fund	Fund	Total

Increases:
Plan interest in Harris Corporation Master Trust investment income	$893,371	$—	$(11,243,617)

Interest	858,285	1,607,964	30,271,095

Dividends	216,538	—	12,440,528

Net appreciation (depreciation) in fair value of investments	1,233,743	—	114,340,538

Contributions:

Participant rollover	71,757	—	2,001,331

Employer profit sharing	245,657	—	10,434,040

Employer matching	320,726	—	23,567,803

Employee	694,735	—	39,726,441

Total increases	4,534,812	1,607,964	221,538,159

Transfers:

Net transfers (to) from Harris Corporation Union Retirement Plan	(122,196)	9,678	(6,811,857)

Net transfers from (to) other trustees (Note 6)	(2,624,056)	(6,664,383)	(302,677,133)

Net participants’ transfers between funds	20,588,011	(3,174,967)	—

Total transfers	17,841,759	(9,829,672)	(309,488,990)

Decreases:

Benefits paid directly to participants	1,436,120	2,032,815	252,550,694

Administrative expenses	10,581	—	4,570,445

Total decreases	1,446,701	2,032,815	257,121,139

Net increase (decrease) in net assets available for benefits	20,929,870	(10,254,523)	(345,071,970)

Net assets available for benefits:

Beginning of year	10,557,290	32,387,655	2,634,800,389

End of year	$31,487,160	$22,133,132	$2,289,728,419

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2000 and 1999

1. Description of the Plan

The following description of the Harris Corporation Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Harris Corporation Retirement Plan features a Profit-Sharing Program and a Deferred Income Savings Program. The Corporation’s annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation’s adjusted and consolidated net income as defined under the plan document, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees’ individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant’s election. The employer contributes a matching amount equal to 100% of the participant’s contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

Payments of Benefits

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

Participant Loans

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of 401(k) plan contributions.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2000 and 1999

1. Description of the Plan, continued

Vesting

A participant’s right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant’s vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Retirement Plan Administrative Committee.

Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation’s contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 2000, employer contributions were reduced by $3,509,536 from forfeited nonvested accounts.

Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of nine investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description”. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2000 and 1999

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Harris Corporation Master Trust (the “Master Trust”) is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used when available, to value investments. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Guaranteed investment contracts held in the Plan’s Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pensions Plans”, these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2000 and 1999 was 6.02% and 6.54%, respectively. Crediting interest rates range from 5.09% — 7.53% at June 30, 2000 and 4.58% — 8.29% at June 30, 1999. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

Administrative Expenses

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

Payment of Benefits

Benefits are recorded when paid.

3. Transactions with Parties-in-Interest

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a “party-in-interest”.

The term “party-in-interest” is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

Investments of the Plan at June 30, 2000 and the Master Trust at June 30, 1999 include the following:

	2000		1999

	Shares	Fair Value	Shares	Fair Value

Pyramid Broad Market Fixed Income Fund	87,192,631	$197,175,672	107,258,171	$231,708,754

Pyramid Equity Index Fund	130,608	459,684,528	197,986	649,181,888

Harris Corporation common stock	1,038,114	33,998,234	942,183	36,921,796

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2000 and 1999

3. Transactions with Parties-in-Interest, continued

Cash and cash equivalents of the Plan at June 30, 2000 and the Master Trust at June 30, 1999 include (but is not limited to) the following:

	2000		1999

	Shares	Fair Value	Shares	Fair Value

Pyramid Directed Account Cash Fund	47,130,926	$47,130,926	36,377,091	$36,377,091

Pyramid Funds are managed by Bankers Trust Company, the Plan’s Trustee.

4. Investments

The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company (Trustee). At June 30, 1999, the Plan’s interest in the net assets of the Master Trust was approximately 96.94%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan.

In August 1999, Harris Corporation sold its semiconductor business to Intersil Corporation. As a result, Intersil Corporation became sponsor of the Harris Corporation Union Retirement Plan and the Master Trust was discontinued in October 1999, following the transfer of net assets of the Harris Corporation Union Retirement Plan to the successor trustee (see Note 6).

Investments of the Master Trust as of June 30, 1999 are as follows:

1999

Fair value as determined by quoted market prices:

U.S. government securities	$145,430,356

Corporate debt securities	118,559,105

Foreign debt securities	3,426,807

Corporate equity securities	963,401,968

Morgan Stanley International Magnum Fund	76,388,635

Putnam New Opportunities Fund	56,766,848

1,363,973,719

Fair value as determined by investee company:

Pyramid Broad Market Fixed Income Fund	231,708,754

Pyramid Equity Index Fund	649,181,888

880,890,642

Contract value:

Unallocated insurance contracts	358,207,264

Totals — Master Trust	$2,603,071,625

Plan interest in Master Trust	$2,523,521,342

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2000 and 1999

4. Investments, continued

Investment income of the Master Trust during the year ended June 30, 2000 is as follows:

Net appreciation (depreciation) in fair value as determined by quoted market price:

U.S. government securities	$(472,638)

Corporate debt securities	(454,297)

Foreign debt securities	(65,715)

Corporate equity securities	(31,911,234)

Morgan Stanley International Magnum Fund	4,665,883

Putnam New Opportunities Fund	4,042,031

(24,195,970)

Net appreciation (depreciation) in fair value as determined by investee company:

Pyramid Broad Market Fixed Income Fund	2,172,814

Pyramid Equity Index Fund	(6,564,163)

(4,391,349)

Interest and dividends	18,476,990

Totals — Master Trust	$(10,110,329)

Plan interest in Master Trust	$(11,243,617)

The fair value of individual investments that represent 5% or more or plan net assets at June 30, 2000 are as follows:

Pyramid Equity Index Fund	$459,684,528

Pyramid Broad Market Fixed Income Fund	$197,175,672

5. Tax Status

The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. The Company intends to request a determination letter for the amended plan. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2000. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2000 and 1999

6. Net Transfers from (to) Other Trustees

Transfers in

On July 1, 1999, Harris Intraplex, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

Transfers out

During the year ended June 30, 2000, the Plan transferred assets to other qualified plans in connection with the spin-off of and sales of several business units.

These transfers included the following:

Intersil

In August 1999, Harris Corporation sold its semiconductor business to Intersil Corporation. Substantially all employees of Harris Semiconductor were offered positions with Intersil. In October 1999 the value of the Harris Semiconductor employees’ participant accounts were transferred to the Intersil Plan’s trustee.

Lanier Worldwide, Inc.

On November 5, 1999 Harris Corporation distributed one share of Lanier Worldwide, Inc. common stock for each share of Harris Corporation common stock owned to shareholders of record on November 1, 1999. In connection with this transaction the value of participant accounts of Lanier Worldwide, Inc. employees who had previously participated in the Harris Corporation Retirement Plan were transferred to the Lanier Worldwide, Inc. Plan’s trustee in March 2000.

Other

In addition to the above transactions, Harris Corporation sold business units which resulted in the transfer of assets in December 1999, April 2000 and June 2000 to the trustees of plans for M2Global, Inc. Sanmina, Inc. and General Signal, Inc., respectively.

Amounts transferred in and amounts transferred out to other trustees as a result of these events were as follows:

		Participant
	Cash	Loans	Securities	Total

M2Global, Inc.	$2,317,758	$83,790	$—	$2,401,548

Lanier Worldwide, Inc.	4,798,867	36,164	—	4,835,031

General Signal, Inc.	2,072,897	7,179	—	2,080,076

Sanmina, Inc.	1,426,374	83,869	—	1,510,243

Intersil, Inc.	183,202,670	6,455,900	103,051,502	292,710,072

Total transfers out	193,818,566	6,666,902	103,051,502	303,536,970

Transfers in — Harris Intraplex, Inc.	857,318	2,519	—	859,837

Net transfers	$192,961,248	$6,664,383	$103,051,502	$302,677,133

Supplemental Schedules

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	1

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED REPORT

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

TRANSOCEAN SEDCO FOREX INC	31,177.000	1,430,478.62	1,666,020.94

CON USD0.01 (FORMELY SONAT OFFSHORE)

UNILEVER NV	17,400.000	931,406.02	798,279.64

COM ISIN # NL0000009348

AMOCO COMPANY	1,500,000.000	1,558,080.00	1,363,650.00

ISIN #XS0087845581 DTD 06/09/1998 6.000% 06/09/2008

FLEXTRONICS INTL LTD	9,300.000	437,530.91	63,793,75

PYRAMID DISCRETIONARY	0.680	0.68	0.68

ACCOUNT CASH FUND

PYRAMID DIRECTED ACCOUNT CASH	47,130,925.430	47,130,925.43	47,130,925.43

FUND

ABN ANRO BK NV	100,000.000	103,139.14	97,114.00

7.125% 06/18/2007

RESERVE INVSTMT FUND INC	3,422,284.090	3,422,284.09	3,422,284.09

05/20/2000

PARTICIPANT LOANS	22,133,132.550	0.00	22,133,132,55

AFLAC CORP	21,300.000	977,069.15	978,468.75

AES CORP	37,800.000	957,808.69	1,724,625.00

COM STK USD0.01

AIG FDG INC COMMERCIAL PAPER	2,000,000.000	1,977,768.89	1,977,768.89

DISC DTD 24MAY2000 DUE 24JUL2000

AT&T CORP	1,500,000.000	1,478,190.00	1,409,700.00

DTD 03/26/1999 5.625% 03/15/2004

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	2

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

AT & T CORP	74,084.000	2,877,206.70	2,342,906.50

COM

AT&T CORP	161,400.000	2,203,331.89	3,913,950.00

COM LIBERTY MEDIA GROUP SER A

ABBOTT LABORATORIES	78,700.000	2,929,592.66	3,507,068.75

COM NPV

ADOBE SYSTEMS COM NPV	11,800.000	1,141,258.50	1,534,000.00

AGILENT TECHNOLOGIES INC	30,900.000	1,786,447.17	2,278,875.00

COMMON STOCK USD0.01

AKAMAI TECHNOLOGIES INC	100.000	2,600.00	11,873.43

COMMON STOCK USD0.01

ALCOA INC	88,360.000	1,620,559.23	2,562,440.00

COM

ALLERGAN INC COM	12,000.000	665,937.58	894,000.00

USD0.01

ALLTEL COM	50,200.000	2,141,957.90	3,109,262.50

USD1

ALTERA	88,220.000	2,304,080.41	8,992,926.25

COM NPV

ALUMINUM CO COMMERCIAL PAPER	2,000,000.000	1,966,750.00	1,966,750.00

DISC DTD 18MAY2000 DUE 16AUG2000

AMBAC INC	27,200.000	1,329,383.36	1,490,900.00

COM

AMERADA HESS CORP	1,000,000.000	995,470.00	971,890.00

NT 10/01/1999 7.375% 10/01/2009

AMERADA HESS CORP COM	26,000.000	1,462,121.88	1,605,500.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	3

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

AMERICA ONLINE INC DEL	71,500.000	2,981,590.56	3,767,156.25

COM

AMERICAN EXPRESS CR CORP	2,000,000.000	1,982,923.33	1,982,923.33

DISC NOTE 07/10/1996

AMERICAN EXPRESS CO	81,400.000	2,703,846.15	4,242,975.00

COM

AMERICAN GEN FIN MEDTM SRNT BE COMMERCIA	2,000,000.000	1,981,526.67	1,981,526.67

DISC DTD 06JUN2000 DUE 27JUL2000

AMERICAN GEN CORP COM	71,990.000	3,849,687.57	4,391,390.00

AMERICAN HOME PRODS CORP	89,600.000	3,593,241.95	5,264,000.00

COM

AMER HONDA FIN CORP MTN BE144A COMMERCIA	2,000,000.000	1,969,060.00	1,969,060.00

DISC DTD 18MAY2OOO DUE 10AUG2000

AMERICAN INTL GROUP INC COM	128,571.000	7,984,427.27	15,107,092.50

AMERICAN TEL COMMERCIAL PAPER	2,000,000.000	1,970,615.00	1,970,615.00

DISC DTD 08JUN2000 DUE 28AUG2000

AMGEN CORP COM NPV	54,500.000	1,837,389.90	3,828,625.00

ANADARKO PETE CORP COM	29,300.000	1,134,008.41	1,444,856.25

ANALOG DEVICES INCORPORATION	16,600.000	1,277,303.88	1,261,600.00

COM STK USD0.16 2/3

ANHEUSER BUSCH COS INC	500,000.000	497,765.00	429,390.00

NT DTD 10/06/1998 5.125% 10/01/2008

ANHEUSER BUSCH COS INC COM	40,800.000	2,565,492.90	3,047,250.00

APACHE CORP	300,000.000	291,573.00	289,089.00

7.700% DTD 27FEB1996 DUE 15MAR2026

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	4

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

APACHE CORP	10,000.000	557,574.46	588,125.00

APPLE COMPUTER COM.NPV	18,200.000	448,724.67	953,225.00

APPLIED MICRO CIRCUITS CORP	32,760.000	2,345,191.39	3,235,050.00

CDT-COM

APPLIED MATLS INC COM	101,620.000	2,176,382.08	9,209,312.50

ARCHER DANIELS MIDLAND CO	485,000.000	482,672.00	406,405.75

NT DTD 04/23/1999 6.625% 05/01/2029

ARIBA INC	4,500.000	472,180.52	441,210.60

COM

ARMSTRONG HLDGS INC	31,400.000	1,928,472.28	480,812.50

COM

ASSOCIATES FIRST CAP CORP COMMERCIAL PAP	1,800,000.000	1,774,768.00	1,774,768.00

DISC DTD 13APR2000 DUE 05JUL2000

ASSOCIATES CORP OF NORTH AMERICA	1,000,000.000	990,880.00	971,650.00

5.500% DTD 09FEB1999 DUE 15FEB2002

ASSOCIATES FIRST CAP CORP	110,910.000	3,549,385.12	2,474,679.38

CL A

AUTOMATIC DATA PROCESSING INC	179,460.000	6,273,842.67	9,612,326.25

COM STK USD0.10

AVERY DENNISON CORP	7,600.000	554,655.37	510,150.00

COM

AVON PRODS INC COM	6,200.000	245,848.82	275,900.00

BHP FIN USA LTD	1,300,000.000	1,297,374.00	1,292,655.00

NT DTD 11/01/1993 5.625% 11/01/2000

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	5

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

BP AMOCO P L C	87,956.000	2,910,025.39	4,975,011.25

COM

BMC SOFTWARE INC	17,300.000	705,510.20	631,178.39

COM STK

BAKER HUGHES	62,700.000	1,457,643.50	2,006,400.00

COM US

BANK ONE CREDIT CARD MASTER TRUST	500,000.000	500,957.03	500,465.00

FLTG RTE ASS-BCKD CERTS CL ‘A’ 12/03 USD

BANK OF AMERICA CORP	29,500.000	1,606,279.58	1,268,500.00

COM STK USD0.01 (FRMLY BANKAMERICA CORP)

BANK OF NEW YORK	28,700.000	812,869.17	1,334,550.00

COM USD7.5

BANC ONE COLUMBUS OHIO	1,000,000.000	994,750.00	999,090.00

SUB NT DTD 11/30/1992 7.375% 12/01/2002

BANC ONE CORP COM NPV	58,500.000	2,151,441.72	1,553,906.25

BAXTER INTL INC	7,800.000	508,303.07	548,437.50

COM

BEA SYS INC	41,300.000	1,675,778.62	2,041,768.75

COM

BECTON,DICKINSON & CO COMMERCIAL PAPER	1,500,000.000	1,485,330.00	1,485,330.00

DISC DTD 12MAY2000 DUE 05JUL2000

BECTON DICKINSON & CO COM	30,300.000	826,124.76	869,231.25

BELL ATLANTIC CORP COM	41,300.000	1,489,862.99	2,098,556.25

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	6

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

BEL SOUTH COMMERCIAL PAPER	2,000,000.000	1,988,408.89	1,988,408.89

DISC DTD 23MAY2000 DUE 21JUL2000

BELLSOUTH CORP COM	26,100.000	758,383.46	1,112,512.50

BEST BUY INC COM	16,700.000	952,379.73	1,056,275.00

BESTFOODS	4,300.000	237,687.70	297,775.00

COM

BLACK & DECKER CORP	2,000,000.000	2,025,380.00	1,978,220.00

7.50% 01APR03

BLOCK H & R COM NPV	24,700.000	800,762.04	799,662.50

BOEING CO COM	35,100.000	1,334,067.20	1,467,618.75

BOMBARDIER CAP INC MTN BE 144A	325,000.000	325,000.00	325,029.25

VAR RATE DTD 04OCT1999 DUE 04OCT2000

BORG-WARNER AUTOMOTIVE INC	965,000.000	966,167.65	847,395.45

6.500% DTD 22FEB1999 DUE 15FEB2009

BRISTOL MYERS SQUIBB CO	186,880.000	9,795,808.70	10,885,760.00

COM

BROADCOM CORP	7,600.000	1,485,728.42	1,663,925.00

CL A

BROADVISION INC	6,100.000	281,150.09	309,956.25

COM

BROCADE COMMUNICATIONS SYS INC	9,700.000	1,324,110.61	1,779,797.71

COMMON STOCK

BROWN FORMAN CORP	26,900.000	1,254,102.88	1,445,875.00

CL B

CIGNA CORP COM	18,200.000	1,529,234.82	1,701,700.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	7

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CIT GROUP HLDGS INC COMMERCIAL PAPER	2,000,000.000	1,977,386.67	1,977,386.67

DISC DTD 02MAY2000 DUE 05JUL2000

CIT GROUP INC	455,000.000	452,492.95	419,400.80

NT DTD 02/05/1999 5.500% 02/15/2004

CIT GROUP INC	600,000.000	591,174.00	582,084.00

10/06/1999 7.125% 10/15/2004

CIT RV OWNER TRUST	249,005.145	248,731.37	247,989.20

1995-B SERIES A 6.500% DTD 15AUG1995 DUE 15APR2011

CVS CORP	97,290.000	3,921,533.89	3,891,600.00

COM

CALPINE CORP	25,800.000	737,471.19	1,696,350.00

COM STK USD0.001

CAMPBELL SOUP CO COM	43,300.000	1,833,261.10	1,261,112.50

CAMPBELL SOUP CO COMMERCIAL PAPER	1,800,000.000	1,774,560.50	1,774,560.50

DISC DTD 20APR2000 DUE 12JUL2000

CANADIAN NATL RY CO	710,000.000	648,776.70	599,005.70

NT DTD 07/07/1998 6.900% 07/15/2028

GMAC AUTO LOAN 99 292A4	615,000.000	614,582.42	609,231.30

6.3% DTD 09SEP1999 DUE 15MAY2004

CAPITAL ONE BK MTN BE	250,000.000	250,440.00	245,412.50

6.150% DTD 01JUN1998 DUE 01JUN2001

CARDINAL HEALTH INC	17,000.000	946,516.40	1,258,000.00

COM STK NPV

CATERPILLAR FINL SVCS MTNS BE COMMERCIAL	850,000.000	837,009.17	837,009.17

DISC DTD 08JUN2000 DUE 31AUG2000

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	8

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CATERPILLAR INC DEL	57,010.000	3,203,023.45	1,931,213.75

CENTEX COM USD0.25	14,440.000	286,648.30	339,340.00

CHAMPION INTL COM $USO.5	0.000	0.00	0.00

CHARTERED SEMICONDUCTOR MFG LTD	6,400.000	303,037.08	576,000.00

ADR

CHASE MANHATTAN CREDIT MASTER	1,700,000.000	1,699,468.75	1,698,402.00

SERIES 1997-2 CLASS A 6.3% DTD 18AUG1997 DUE 15APR2003

CHASE MANHATTAN CORP NEW	89,460.000	3,878,074.87	4,120,751.25

COM

CHASE MANHATTAN CORP	500,000.000	501,357.50	500,890.00

SERIES MTNC FLT RT DTD 08DEC1998 DUE 08DEC2000

CHASE MANHATTAN CREDIT MASTER	1,100,000.000	1,103,953.13	1,097,932.00

7.04% BDS 15/2/2005 USD1000

CHEVRON CORP COM	93,970.000	7,642,370.46	7,969,830.63

CHEVY CHASE AUTO RECEIVABLES TRUST	181,751.616	181,382.51	180,557.51

SERIES 1996-2 CLASS A 5.9% DTD 15DEC96 DUE 15JUL2003

CHINA TELECOM HONG KONG LTD	7,700.000	1,397,350.25	1,369,156.25

SPONSORED ADR

CHINA UNICOM	10,700.000	226,317.28	227,375.00

AMERICAN DEPOSITARY RECEIPT

CHUBB CORP COM	26,500.000	1,530,308.34	1,629,750.00

CISCO SYSTEMS	466,480.000	9,950,284.67	29,650,635.00

COMMON STOCK NPV

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	9

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CINTAS CORP COM	57,255.000	1,578,506.19	2,100,542.81

CITIGROUP INC	200,637.000	7,167,419.04	12,088,379.25

COM

CLEAR CHANNEL COMMUNICATIONS,INC	130,000.000	129,924.60	130,373.10

7.875% DTD 21JUN2000 15JUN2005

CLEAR CHANNEL COMMUNICATIONS INC	34,800.000	2,380,761.62	2,610,000.00

COM

CLOROX CO COM	17,000.000	780,500.16	761,812.50

COCA COLA CO COM	72,500.000	4,391,927.62	4,164,218.75

COLGATE PALMOLIVE CO MTNS BE	600,000.000	600,000.00	592,212.00

6.580% DTD 05N0V1999 DUE 05NOV2002

COLGATE PALMOLIVE CO COM	33,100.000	1,598,085.97	1,981,862.50

COMCAST CORP	34,200.000	933,736.90	1,385,100.00

CL A SPL

COMDISCO INC COM	3,900.000	185,366.78	87,018.75

COMERICA	42,610.000	2,679,551.99	1,912,123.75

COM USD5

COMMERCE BANCHSHARES INC COM	66,951.000	1,858,846.00	1,991,792.25

COMPAQ COMPUTER CORP	44,200.000	1,079,153.08	1,129,862.50

COMPUTER ASSOC INTL	14,700.000	980,946.89	752,456.25

COMMON USD 0.10

COMPUTER SCIENCES COM $US1	70,260.000	3,239,582.03	5,247,543.75

COMVERSE TECHNOLOGY INC	23,788.000	1,056,822.42	2,212,284.00

COM PAR $0.10

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	10

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

CONOCO INC	210,000.000	209,697.60	200,535.30

NT DTD 04/20/1999 5.900% 04/15/2004

CONOCO INC	34,800.000	912,278.96	765,600.00

CL A

CONSECO FIN SECS	200,000.000	199,968.75	201,654.00

SERIES 2000-D CL A3 7.890% 28JUN2000 DUE 15JUL2018

CONSOLIDATED PAPER INC COM	2,000.000	51,830.28	73,125.00

COOPER INDS INC COM	10,400.000	373,832.27	338,650.00

CORNING INC	19,900.000	1,833,577.99	5,370,512.50

COM

COSTCO WHOLESALE CORP	72,970.000	3,714,370.01	2,408,010.00

COM STK USD0.01 (FORMERLY PRICE COSTCO/COSTCO CO)

COUNTRYWIDE HOME LNS INC	1,135,000.000	1,135,000.00	1,129,325.00

MEDIUM TERM NTS DTD 10/21/1998 5.620% 10/16/2000

COX COMMUNICATIONS INC NEW	1,000,000.000	998,910.00	993,710.00

NT DTD 08/13/1999 7.000% 08/15/2001

COX COMMUNICATIONS INC	29,700.000	1,039,174.95	1,353,206.25

CLASS ‘A’ COM STK USD0.01

COX ENTERPRISES INC	325,000.000	321,707.75	319,588.75

6.625% DTD 23JUN1999 DUE 14JUN2002

DST SYS INC DEL	18,500.000	954,382.88	1,408,312.50

COM

DAIMLERCHRYSLER NORTH AMERICA	480,000.000	479,798.40	478,646.40

7.125% DTD 15MAR00 DUE 01MAR2002

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	11

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

DANA COM USD1	15,500.000	428,782.59	328,406.25

DANAHER CORP COM	13,700.000	715,453.59	677,293.75

DEERE & CO COM $US1	100,500.000	4,077,982.63	3,718,500.00

DEERE & CO MED TERM NTS BE COMMERCIAL PA	2,000,000.000	1,971,296.67	1,971,296.67

DISC DTD 19JUN2000 DUE 06SEP2000

DELL COMPUTER COM USD1	90,400.000	3,024,507.50	4,457,850.00

DEVON ENERGY CORPORATION NEW	20,800.000	1,198,149.26	1,168,700.00

COM

DISNEY WALT CO	107,017.000	3,331,806.48	4,153,597.31

DISNEY COM

DONNELLEY R R & SONS CO COM	44,900.000	1,397,050.96	1,013,056.25

DOUBLECLICK INC	7,600.000	657,372.73	289,750.00

COMMON STOCK

DOW CHEM CO COM	26,100.000	708,732.30	787,893.75

DOW JONES COM USD1	13,900.000	513,308.93	1,018,175.00

DU- PONT DE NEMOURS	96,025.000	5,044,112.61	4,201,093.75

COM USD0.60

DU PONT E I COMMERCIAL PAPER	1,700,000.000	1,679,175.00	1,679,175.00

DISC DTD 28APR2000 DUE 07JUL2000

DUKE ENERGY CORPORATION	30,800.000	1,435,090.43	1,736,350.00

DUN & BRADSTREET CORP DEL	39,900.000	938,834.29	1,142,137.50

COM

EMC CORP MASSACHUSETTS	103,400.000	2,990,632.81	7,955,337.50

COM STK USD0.01

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	12

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

EASTMAN KODAK CO COMMERCIAL PAPER	1,919,000.000	1,893,013.54	1,893,013.54

DISC DTD 12MAY2000 DUE 26JUL2000

EASTMAN KODAK CO COM	34,800.000	2,206,977.36	2,070,600.00

EATON CORP COM	14,000.000	988,788.51	938,000.00

ECHOSTAR COMMUNICATIONS CORP	18,000.000	1,101,906.62	595,967.40

CLASS ‘A’ COM STK USD0.01

ECOLAB INC COM	17,400.000	628,343.49	679,687.50

ELECTRONIC DATA SYS CORP NEW	15,700.000	733,742.43	647,625.00

COM

ENERSIS S A	100,000.000	94,050.00	95,089.00

NT DTD 11/26/1996 6.600% 12/01/2026

ENRON CORP COM	25,700.000	996,736.74	1,657,650.00

ENTERGY CORP NEW	27,200.000	720,800.00	739,500.00

COM

EVEREST REINSURANCE HLDG	500,000.000	499,115.00	502,605.00

8.500% DTD 14MAR2000 15MAR2005

EXODUS COMMUNICATIONS INC	18,600.000	1,319,122.96	856,762.50

COM

EXXON MOBIL CORP	223,297.000	12,262,401.21	17,528,814.50

COMMON STOCK

FEDERAL HOME LN MTG CORP	331,203.980	332,394.22	321,370.53

PARTN CTF GROUP #C00445 7.000% 02/01/2026

FEDERAL HOME LN BKS	2,140,000.000	2,138,330.80	2,121,275.00

PREASSIGN 602 5.625%

03/19/2001

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	13

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FEDERAL HOME LN BKS	5,295,000.000	5,369,235.90	4,921,861.35

6.050% DTD 27MAY1998 DUE 27MAY2008 FEDERAL HOME LOAN BANKS	500,000.000	499,530.00	484,920.00

SER G DTD 01/20/1999 4.875% 01/22/2002

FEDERAL HOME LOAN BANKS	440,000.000	439,832.95	435,736.40

5.375% DTD 02MAR1999 DUE 02MAR2001

FEDL FARM CR BKS CONS SYSW MTN	1,000,000.000	995,750.00	977,800.00

FLT RATE DTD 14FEB1997 DUE 14FEB2002

FEDERAL HOME LN MTG CORP	310,000.000	300,080.00	299,342.20

DEB DTD 06/30/1998 5.750% 07/15/2003

FEDERAL HOME LN MTGE SR PARTN PFD	67,300.000	2,858,311.20	2,725,650.00

FEDERAL HOME LN MTG CORP	26,746.350	27,341.16	29,339.41

PARTN CTF GROUP # 533914 11.500% 03/01/2018

FEDERAL NATIONAL MORTGAGE ASSOC	179,130.000	9,045,879.51	9,348,346.88

COM NPV

FEDERAL NATL MTG ASSN	1,845,000.000	1,781,536.96	1,697,104.80

02/05/1998 5.750% 02/15/2008

FEDERAL NATL MTG ASSN	12,850,000.000	12,525,464.59	12,502,664.50

DTD 10/20/1998 4.625% 10/15/2001

FEDERAL NATL MTG ASSN	4,260,000.000	4,256,847.60	4,240,702.20

DTD 01/14/2000 6.625% 01/15/2002

FEDERAL NATL MTG ASSN	127,380.850	128,594.94	125,808.97

GTD MTG PASS THRU CTF POOL# 001405 6.25% 04/01/2004

FEDERAL NATL MTG ASN MTN	450,000.000	448,866.00	424,966.50

6.210% DTD 07NOV1997 DUE 07NOV2007

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	14

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FEDERAL NATL MTG ASSN	1,163,254.660	1,166,435.30	1,123,261.96

GTD MTG PASS THRU CTF POOL #251700 6.500% 05/01/2013

FEDERAL NATL MTG ASSN	410,928.530	412,340.96	408,520.49

GTD MTG PASS THRU CTF POOL #303572 7.000% 10/01/2002

FEDERAL NATL MTG ASSN	808,439.750	824,545.38	796,814.39

GTD MTG PASS THRU CTF POOL #303590 7.000% 11/01/2010

FEDERAL NATL MTG ASSN	434,377.470	434,309.44	428,808.75

GTD MTG PASS THRU CTF POOL #303777 7.000% 03/01/2011

FEDERAL NATIONAL MORTGAGE ASSOCIATION	250,116.010	254,926.55	249,880.90

POOL#303901 7.500% DTD 01APR1996 DUE 01MAY2011

FEDERAL NATL MTG ASSN	811,565.460	811,311.71	810,802.59

GTD MTG PASS THRU CTF POOL #313078 7.500% 09/01/2011

FEDERAL NATL MTG ASSN	1,038,790.590	1,030,674.92	1,028,070.27

GTD MTG PASS THRU CTF POOL #313125 7.000% 06/01/2011

FEDERAL NATL MTG ASSN	406,266.010	408,360.72	395,101.82

GTD MTG PASS THRU CTF POOL #335267 6.500% 01/01/2011

FEDERAL NATL MTG ASSN	1,195,790.560	1,185,701.01	1,158,792.80

GTD MTG PASS THRU CTF POOL #336399 7.000% 02/01/2026

FEDERAL NATL MTG ASSN	454,434.210	464,850.92	440,374.02

GTD MTG PASS THRU CTF POOL #336914 7.000% 02/01/2026

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	15

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FEDERAL NATL MTG ASSN	580,352.870	564,121.09	553,511.55

GTD MTG PASS THRU CTF POOL #340687 6.000% 03/01/2011

FEDERAL NATL MTG ASSN	3,258,579.270	3,273,010.53	3,218,889.77

GTD MTG PASS THRU CTF POOL #357002 7.500% 06/01/2027

FEDERAL NATL MTG ASSN	1,992,343.280	1,988,296.33	1,968,076.54

GTD MTG PASS THRU CTF POOL #370203 7.500% 01/01/2027

FEDERAL NATL MTG ASSN	2,009,971.540	2,024,104.18	1,940,868.72

GTD MTG PASS THRU CTF POOL #406723 6.500% 03/01/2013

FIDELITY EQUIP LEASE TR	200,000.000	199,994.56	197,593.78

SERIES 1999-2 CLASS A3 6.960% DTD 30NOV1999 DUE 15NOV2004

FIFTH THIRD BANCORP	13,200.000	703,176.63	834,900.00

COM STK NPV

FIRST DATA CORP	27,200.000	1,141,784.66	1,349,800.00

COM

FIRSTAR CORP NEW WIS	65,200.000	1,453,332.80	1,373,275.00

COM

FISERV INC	78,605.000	2,839,535.62	3,399,666.25

COM STK USD0.01

FIRST ENERGY CORP	51,735.000	995,755.29	1,209,305.63

COMMON STOCK

FLEET BOSTON FIN CORP	71,899.000	1,512,898.38	2,444,566.00

COM STK USD.01 (FORMERLY FLEET BOSTON CORP)

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	16

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

FORD CR AUTO TR	1,740,000.000	1,739,851.72	1,743,793.20

SERIES 2000-C CL A4 7.240% DTD 22JUN2000 DUE 15FEB2004

FORD MTR CR CO	2,000,000.000	1,988,771.11	1,988,771.11

DISC NOTE 07/31/2000

FORD MTR CR CO	1,000,000.000	985,900.00	970,730.00

NT DTD 10/26/1998 5.125% 10/15/2001

FORD MTR CR CO	1,000,000.000	941,490.00	941,890.00

NT DTD 02/23/1999 5.750% 02/23/2004

FORD MOTOR CR CO	615,000.000	613,542.45	610,725.75

7.250% DTD 18JAN2000 DUE 15JAN2003

FORT JAMES CORP	1,005,000.000	1,037,220.30	951,503.85

SR NT DTD 09/29/1997 6.875% 09/15/2007

FORT JAMES CORP	77,500.000	2,136,232.54	1,792,187.50

COM

FORTUNE BRANDS INC	38,000.000	1,044,961.82	876,375.00

COM

GOVERNMENT NATL MTG ASSN	226,577.140	232,170.74	229,126.13

PASS THRU CTF POOL #405559 8.000% 01/15/2026

GOVERNMENT NATL MTG ASSN	171,550.380	176,294.80	173,480.32

PASS THRU CTF POOL #431644 8.000% 11/15/2026

GOVERNMENT NATL MTG ASSN	216,849.450	222,202.91	219,152.39

PASS THRU CTF POOL #434406 8.000% 06/15/2029

GOVERNMENT NATL MTG ASSN	163,723.960	168,251.95	165,462.71

PASS THRU CTF POOL #434427 8.000% 07/15/2029

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	17

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GOVERNMENT NATL MTG ASSN	1,979,121.150	1,930,106.98	1,923,448.47

PASS THRU CTF PL # 434504 7.000% 08/15/2029

GNMA I & II —SINGLE ISSUER	237,521.560	244,090.49	240,193.68

POOL # 436565 8.00% 12/15/2026

GOVERNMENT NATL MTG ASSN	3,023,049.990	3,029,190.57	2,869,055.82

PASS THRU CTF POOL #437478 6.500% 03/15/2029

GOVERNMENT NATL MTG ASSN	56,806.560	58,208.96	57,445.63

PASS THRU CTF POOL #440437 8.000% 10/15/2026

GOVERNMENT NATL MTG ASSN	441,488.900	453,698.83	446,455.65

PASS THRU CTF POOL #441027 8.000% 12/15/2026

GOVERNMENT NATL MTG ASSN	2,526,387.040	2,562,802.54	2,553,217.27

PASS THRU CTF POOL #479081 8.000% 01/15/2030

GOVERNMENT NATL MTG ASSN	3,951,869.250	3,983,360.70	3,751,786.11

PASS THRU CTF POOL #486631 6.500% 10/15/2028

GOVERNMENT NATL MTG ASSN	1,645,000.430	1,549,641.81	1,561,204.11

PASS THRU CTF POOL #486845 6.500% 01/15/2029

GOVERNMENT NATL MTG ASSN	1,110,105.800	1,043,499.43	1,053,557.01

PASS THRU CTF POOL #487034 6.500% 03/15/2029

GOVERNMENT NATL MTG ASSN	2,077,978.020	1,956,605.60	1,972,125.82

PASS THRU CTF POOL #487056 6.500% 03/15/2029

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	18

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GOVERNMENT NATL MTG ASSN	3,804,465.100	3,759,287.06	3,610,665.65

PASS THRU CTF POOL #490383 6.500% 04/15/2029

GOVERNMENT NATL MTG ASSN	1,107,929.610	1,050,975.09	1,051,491.68

PASS THRU CTF POOL #498286 6.500% 01/15/2029

GOVERNMENT NATL MTG ASSN	432,353.090	443,026.83	436,944.68

PASS THRU CTF POOL #499365 8.000% 07/15/2029

GOVERNMENT NATL MTG ASSN	4,532,377.010	4,583,366.24	4,404,881.24

PASS THRU CTF POOL # 506877 7.000% 05/15/2029

GOVERNMENT NATL MTG ASSN	1,049,895.000	1,038,083.68	1,061,044.88

PASS THRU CTF POOL #528232 8.000% 06/15/2030

GOVERNMENT NATL MTG ASSN	2,263,188.350	2,314,817.29	2,208,011.82

PASS THRU CTF POOL #780105 7.000% 01/15/2025

GOVERNMENT NATL MTG ASSN	440,768.870	455,300.43	449,390.31

PASS THRU CTF POOL #780367 8.000% 09/15/2008

GOVERNMENT NATL MTG ASSN	5,486,225.220	5,106,454.38	5,208,457.64

PASS THRU CTF POOL #781029 6.500% 05/15/2029

GOVERNMENT NATL MTG ASSN	2,255,000.180	2,083,761.10	2,140,829.52

PASS THRU CTF POOL #781035 6.500% 05/15/2029

GOVERNMENT NATL MTG ASSN	1,000,000.830	893,125.74	921,250.76

PASS THRU CTF POOL #781043 6.000% 05/15/2029

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	19

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GTE CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR	1,280,000.000	1,280,000.00	1,278,528.00

00002 6.390% 09/11/2000

GTE CORP	500,000.000	521,950.00	442,570.00

DEB 6.940% 04/15/2028

GTE CORP COM	34,700.000	1,587,257.32	2,160,075.00

GAP STORES INC COM	26,137.000	750,524.89	816,781.25

GATEWAY INC	3,100.000	180,499.50	175,925.00

COM STK USD0.01 FRMLY(GATEWAY 2000 INC)

GENENTECH INC	14,000.000	1,437,223.05	2,408,000.00

COM STK

GENERAL DYNAMICS CORP COM USD1	17,100.000	1,049,465.75	893,475.00

GENERAL ELEC CAP CORP	1,800,000.000	1,774,296.00	1,774,296.00

DISC NOTE 07/11/2000

GENERAL ELECTRIC CO (U.S.)	563,080.000	14,534,051.02	29,843,240.00

GENERAL ELEC CAP CORP	1,975,000.000	1,997,159.50	1,944,901.00

MED TERM NTS TRANCHE # TR 00339 DTD 08/27/1998 5.770% 08/27/2001

GENERAL MILLS INC COM	81,500.000	2,493,884.31	3,117,375.00

GENERAL MOTORS COMMERCIAL PAPER	2,000,000.000	1,977,600.00	1,977,600.00

DISC DTD 04MAY2000 DUE 06JUL2000

GENERAL MTRS ACCEP CORP	845,000.000	827,381.75	825,928.35

MEDIUM TERM NTS TRANCHE # TR 00527 07/06/1999 6.300% 07/08/2002

GENERAL MTRS CORP	51,300.000	1,635,604.13	1,500,525.00

CL H NEW

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	20

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

GENUINE PARTS CO COM	53,100.000	1,661,634.85	1,062,000.00

GENSYME CORP	10.000	58.34	99.38

COM

GILLETTE CO COM	67,700.000	2,716,290.16	2,365,268.75

GREAT LAKES CHEM COM USD1	38,800.000	1,849,035.83	1,222,200.00

HALLIBURTON CO COMMERCIAL PAPER	1,800,000.000	1,780,022.50	1,780,022.50

DISC DTD 17MAY2000 DUE 17JUL2000

HALLIBURTON CO COM	8,500.000	312,622.77	401,093.75

HARRIS CORP DEL COM	1,038,114.000	27,833,209.30	33,998,233.50

HASBRO INC COM	46,400.000	881,285.02	698,900.00

HEALTHEON CORP/WEBMD CORP	15,600.000	628,019.42	231,075.00

COM

HEINZ H J CO COM	52,100.000	1,963,321.19	2,279,375.00

HELLER FINL INC	300,000.000	300,000.00	299,865.00

MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00272 FLOATING RT 01/21/2003

HERCULES INC COM	60,200.000	2,660,498.08	846,562.50

HERSHEY FOODS CORP	995,000.000	1,090,141.90	946,165.40

NT DTD 08/15/1997 6.950% DUE 08/15/2012

HERSHEY FOODS CORP COM	48,800.000	2,486,903.31	2,366,800.00

HERTZ CORP NT DTD 05/09/1997	565,000.000	557,530.70	559,536.45

7.000% 05/01/2002

HEWLETT PACKARD CO COM	42,500.000	3,771,587.58	5,307,187.50

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	21

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

HILTON HOTELS CORP	92,700.000	1,467,809.97	869,062.50

COM USD2.50

HOME DEPOT INC COM	256,790.000	8,947,352.26	12,823,450.63

HONDA AUTO LEASE TRUST	1,745,000.000	1,733,275.78	1,733,099.10

SERIES 1999-A CLASS A4 6.45% DTD 29JUL1999 DUE 16SEP02

HONEYWELL INTERNATIONAL	7,212.000	389,097.97	242,954.25

COM STK USD1 FORMERLY ALLIEDSIGNAL INC

HOUSEHOLD FIN CORP SR MTNS BE COMMERCIAL	2,000,000.000	1,979,560.00	1,979,560.00

DISC DTD 24MAY2000 DUE 19JUL2000

HOUSEHOLD FIN CORP SR MTNS BE	875,000.000	875,000.00	866,608.75

6.060% DTD 12MAY1998 DUE 14MAY2001

HOUSEHOLD FIN CORP	500,000.000	503,155.00	480,395.00

DTD 10/28/1998 5.875% 11/01/2002

HOUSEHOLD FIN CORP	735,000.000	714,265.65	720,020.70

DTD 08/02/1999 7.00% 08/01/2003

HUBBELL HARVEY INC CL B	46,300.000	1,466,023.87	1,180,650.00

HUMAN GENOME SCIENCES INC	5,200.000	664,433.70	693,550.00

COM

ILLINOIS TOOL WKS INC COM	8,900.000	565,063.01	507,300.00

IMMUNEX CORP	16,600.000	992,968.37	820,662.50

(NEW) COM

IMPERIAL CHEMICAL INDUSTRIES	17,400.000	797,678.85	536,137.50

ADR-CNV 4 FOR 1 (POST ZENECA)

INGERSOLL RAND CO COM	105,600.000	4,991,647.17	4,250,400.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	22

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

INKTOMI CORP	7,400.000	560,552.17	875,050.00

COM

INTEGRATED DEVICE TECHNOLOGY	19,800.000	656,550.13	1,185,525.00

COM NPV

INTEL CORP	212,820.000	12,809,353.06	28,451,373.75

COMMON STOCK USD0.001

INTERLAKE SS CO	660,000.000	652,634.40	656,871.60

5.450% DUE 15JUL2001

INTERNATIONAL BUSINESS MACHS CORP	1,140,000.000	1,139,213.40	1,085,758.80

MEDIUM TERM NTS TRANCHE # TR 00035 DTD 09/22/1998 5.370% 09/22/2003

INTERNATIONAL BUSINESS MACHS CORP	965,000.000	964,256.95	852,288.00

NT DTD 02/01/1999 5.375% 02/01/2009

INTERNATIONAL BUSINESS MACHS CORP COM	34,000.000	3,458,345.41	3,725,125.00

INTERNATIONAL FLAVORS & FRAGRANCES INC	57,800.000	2,569,465.41	1,744,837.50

COM

INTERNATIONAL PAPER CO COM	103,952.000	3,163,494.34	3,099,069.00

INTERPUBLIC	109,340.000	3,998,770.23	4,701,620.00

COM USD0.10

INTUIT INC	28,400.000	1,030,217.74	1,175,050.00

COM STK USD0.01

I2 TECHNOLOGIES INC	5,100.000	754,309.77	531,754.56

COM STK USD0.00025 (REREF FROM 3519860)

JDS UNIPHASE CORP	34,900.000	2,141,580.72	4,183,637.50

COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	23

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

JOHNSON & JOHNSON	87,300.000	7,550,192.21	8,893,687.50

JUNIPER NETWORKS INC	9,800.000	712,178.55	1,426,512.50

COM

KLA-TENCOR CORPORATION	15,700.000	946,343.94	919,431.25

COM STK USD0.001 (FORMERLY KLA INSTRUMENTS)

K N ENERGY INC	1,360,000.000	1,306,946.40	1,295,291.20

SR NT 6.650% 03/01/2005

KELLOGG CO COM	24,300.000	887,042.72	722,925.00

KEYCORP	17,400.000	551,995.63	306,675.00

COM STK USD0.01

KIMBERLY CLARK CORP COM	79,700.000	4,507,030.04	4,572,787.50

KNIGHT RIDDER INC	30,700.000	1,281,196.98	1,632,856.25

KOHL’S CORP	35,400.000	1,467,682.37	1,969,125.00

COM

LSI LOGIC CORP	41,400.000	2,482,009.57	2,240,775.00

COM STK USD0.01

ESTEE LAUDER CO	23,200.000	764,886.95	1,146,950.00

COM

LEGGET & PLATT INC COM	15,200.000	320,251.35	250,800.00

LEHMAN BROS INC	460,000.000	454,843.40	454,521.40

SR SUB NT DTD 07/14/1995 7.125% 07/15/2002

LEXMARK INTERNATIONAL INC	31,430.000	2,792,162.99	2,113,667.50

CLASS ‘A’ COM STK USD0.01

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	24

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

LILLY ELI & CO COM	68,559.000	5,047,085.13	6,847,330.13

LIMITED INC (THE)	44,600.000	889,198.07	964,475.00

$0.5

NEW YORK LIFE INS	6,033,343.380	6,033,343.38	6,033,343.38

GA #06885-004 6.780% 05/01/2001

LINCOLN NATIONAL CORP	28,300.000	787,751.38	1,022,337.50

COM USD1.25

LINEAR TECHNOLOGY CORP COM	45,500.000	1,343,303.41	2,909,156.25

LOCKHEED MARTIN CORP	93,000.000	2,756,093.02	2,307,562.50

COM

LOWES COS INC COM	26,100.000	1,388,955.30	1,071,731.25

LUCENT TECHNOLOGIES INC	1,000,000.000	954,810.00	890,160.00

DTD 11/24/1998 5.500% 11/15/2008

LUCENT TECHNOLOGIES INC	86,625.000	4,206,075.49	5,132,531.25

COM STK USD0.01

MBIA COM	9,500.000	547,640.25	457,781.25

MGIC INVT CORP	44,260.000	1,597,217.97	2,013,830.00

WIS COM

MARSH MCLENNAN	10,800.000	873,875.16	1,127,925.00

USD1

MASCO CORP COM	174,190.000	4,361,501.39	3,146,306.88

MAXIM INTERGRATED PRODUCTS	79,640.000	1,301,856.53	5,410,542.50

COM STK NPV

MAY DEPT STORES CO COM	35,250.000	1,108,536.60	846,000.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	25

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

MCCORMICK & CO,INC	47,600.000	1,105,412.00	1,547,000.00

COM NON.V NPV

MCDONALDS CORP COM	28,700.000	1,007,132.41	945,306.25

MCGRAW HILL COMPANIES INC	15,300.000	799,579.65	826,200.00

COM

MCLEODUSA INC	34,700.000	764,376.79	717,856.25

COM STK SER ‘A’ USD0.01

MEDIAONE GROUP INC	8,700.000	449,791.42	575,287.50

MEDTRONIC INC COM	159,026.000	5,322,444.47	7,921,482.63

MELLON FINL CORP	119,400.000	1,882,278.76	4,350,637.50

COM

MERCANTILE BANKSHARES CORP COM	38,800.000	823,540.79	1,156,725.00

MERCK & CO INC COM	168,080.000	9,029,332.42	12,879,130.00

MERCURY INDUSTRIES BERHAD	7,100.000	447,811.54	686,925.00

COM STK USD0.001

MERRILL LYNCH MORTGAGE INVESTORS, INC	500,000.000	502,343.75	501,760.00

SERIES 1999-Cl CL A2 7.56% DTD 01NOV1999 DUE 15SEP2009

MERRILL LYNCH & CO	2,000,000.000	1,972,784.44	1,972,784.44

DISC NT 08/01/1996

MERRILL LYNCH CO INC MTN BE	500,000.000	498,449.05	501,120.00

VAR RATE DTD 07MAY1997 DUE 08MAY2001

MERRILL LYNCH & CO INC COM	4,900.000	505,198.93	563,500.00

METROMEDIA FIBER NETWORK INC	25,300.000	1,016,573.37	1,004,093.75

CL A

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	26

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

MICROSOFT CORP	284,062.000	15,187,717.13	22,724,960.00

COMMON STOCK

MICROMUSE INC	3,000.000	501,820.98	496,452.90

COM STK USD0.01

MICRON TECHNOLOGY INC	27,600.000	766,153.47	2,430,525.00

COM STK USD0.10

MILLENNIUM PHARMACEUTICALS INC	8,200.000	709,055.89	917,375.00

COM

MINNESOTA MINING & MANUFACTURING CO.	40,000.000	3,294,109.35	3,300,000.00

COM STK NPV

MORGAN J P & CO INC COM	17,500.000	1,662,372.09	1,927,187.50

MORGAN STANLEY INTERNATIONAL	7,168,675.127	81,770,010.07	95,415,065.94

MAGNUM FUND

MORGAN STANLEY DEAN WITTER	156,000.000	156,000.00	157,077.96

7.750% DTD 09JUN2000 DUE 15JUN2005

MORGAN STANLEY DEAN WITTER DISCOVER & CO	20,100.000	1,280,553.91	1,673,325.00

COM NEW

MORGAN STANLEY DEAN WITTER	1,290,000.000	1,289,793.60	1,280,789.40

DISCOVER & CO MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00263 6.090% 03/09/2001

MOTOROLA INC M	88,978.000	2,979,522.94	2,585,923.13

COM USD3.00

NABISCO GROUP HLDG CORP	19,600.000	354,901.48	508,375.00

COM

NATIONAL CITY CORP	39,300.000	724,243.82	670,556.25

COM USD4

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	27

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

NATIONSCREDIT GRANTOR TR	680,418.114	680,256.59	668,170.59

1997-1 SERIES CERT 6.750% DTD 15MAY1997 DUE 15AUG2013

NAVISTAR FIN	83,819.056	83,844.66	83,556.70

1996-A OWNER TR SERIES A-2 6.350% DTD 30MAY1996 DUE 15NOV2002

NAVISTAR FINANCIAL CORP OWNER TRUST	120,917.430	120,898.59	120,387.81

SERIES 1996-B CLASS A3 6.33% DTD 06NOV96 21APR2003

NETWORK APPLIANCE INC	19,500.000	402,639.45	1,569,750.00

COM

NEWMONT MINING CORP NEW	31,200.000	1,345,238.52	674,700.00

COM USD1.60

NEWS AMER HLDGS INC	500,000.000	470,510.00	455,350.00

SR DEB DTD 10/30/1995 7.700% 10/30/2025

NEXTEL COMMUNICATIONS INC	55,000.000	2,482,775.19	3,365,312.50

CL A COM

NIAGRA MOHAWK HLDGS INC	36,200.000	498,838.67	504,537.50

COM

NISSAN AUTO RECEIVABLES OWNER TR	1,350,000.000	1,349,479.52	1,351,255.50

SERIES 2000-B CL A3 7.250% DTD 21JUN2000 DUE 15APR2004

NOKIA CORP	46,400.000	1,165,397.38	2,317,100.00

ADR

NOBLE DRILLING CORP	19,300.000	578,194.19	794,918.75

COM STK USD0.10

NORFOLK SOUTHERN CORP	500,000.000	573,695.00	477,695.00

7.800% 05/15/2027

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	28

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

NORFOLK SOUTHN CORP COM	84,300.000	2,692,157.24	1,253,962.50

NORTEL NETWORKS CORP NEW	84,000.000	4,841,400.57	5,733,000.00

COMMON STOCK

NORTHERN TRUST CP COM STK USD3.333	26,800.000	1,239,767.70	1,743,675.00

NORTHWEST FINL COMMERCIAL PAPER	2,000,000.000	1,979,216.67	1,979,216.67

DISC DTD 08MAY2000 DUE 05JUL2000

NOVELLUS SYS INC	18,400.000	427,244.10	1,040,750.00

COM

OMNICOM GROUP COM USD0.5	31,900.000	1,777,293.49	2,841,093.75

ORACLE CORP	81,400.000	3,219,247.44	6,842,687.50

COM

OWENS ILLINOIS	34,900.000	825,359.22	407,893.75

COM USD0.001 (REREF FROM 2664909)

PE CORP-PE BIOSYSTEMS GROUP	7,900.000	618,502.04	520,412.50

COM STK FRMLY(PERKIN-ELMER CORP)

PMC-SIERRA INC	5,800.000	478,031.02	1,030,587.50

COM STK NPV (FRMLY SIERRA SEMICONDUCTOR)

PMI GROUP INC	40,735.000	1,376,564.86	1,934,912.50

COM STK NPV

PPG INDUSTRIES COM	17,100.000	921,841.83	757,743.75

USD1.666

PALL CORP COM USD0.25	75,700.000	1,665,378.30	1,400,450.00

PARKER HANNIFIN CORP COM NPV	14,600.000	691,172.53	500,050.00

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	29

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

PENNEY (JC) COM	29,700.000	1,512,474.94	547,593.75

USD0.50

PEPSICO INC COM	47,700.000	1,918,519.91	2,119,668.75

PFIZER INC COM	407,545.000	11,769,270.33	19,562,160.00

PHARMACIA CORP	79,741.000	2,943,566.96	4,121,612.94

COM

PHELPS DODGE CORP USD6.25	17,500.000	1,069,529.15	650,781.25

PHILIP MORRIS COS INC COM	204,600.000	7,472,421.87	5,434,687.50

PITNEY BOWES INC COM	113,540.000	5,753,346.87	4,541,600.00

PRAXAIR INC	95,220.000	4,204,910.04	3,564,798.75

COM STK USD0.01

PRICELINE COM INC	5,600.000	335,139.64	212,712.08

COM

PROCTER & GAMBLE CO	1,000,000.000	999,160.00	946,580.00

DTD 09/28/1998 5.250% 09/15/2003

PROCTER & GAMBLE CO COM	62,200.000	4,767,230.81	3,560,950.00

PROTEIN DESIGN LABS	1,000.000	79,918.97	164,953.10

COM STK USD0.01

PUTNAM NEW OPPORTUNITIES FD	188,694.576	8,273,024.55	18,229,782.99

SH BEN INT

QUAKER OATS CO COM	24,000.000	1,457,819.37	1,803,000.00

QUALCOMM INC	6,400.000	904,308.47	384,000.00

COM STK USD0.0001

QWEST COMMUNICATIONS INTL INC	8,993.000	239,056.84	446,839.69

COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	30

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

RADIAN GROUP INC	72,510.000	2,976,729.08	3,752,392.50

COM

RADIO SHACK	19,200.000	1,134,993.92	909,600.00

RATIONAL SOFTWARE CORP	9,500.000	610,040.50	882,906.25

COM NEW

READERS DIGEST ASSN INC	26,100.000	896,865.35	1,037,475.00

CLASS“A” NV COMMON

RELIANT ENERGY	35,400.000	784,861.71	1,046,512.50

COMMON STOCK (FORMERLY HOUSON INDS)

CANADIAN TAX REFUND (CDA$)	50,246.240	0.00	0.00

ACCRUAL FOR TAX RECLAIMS

RESIDENTIAL FUND CORP	250,000.000	249,983.08	250,937.50

2000-HI3 SERIES A-I-2 7.970% DTD 01JUN2000 DUE 25NOV2010

ROCKWELL INTERNATIONAL CORP	37,700.000	1,455,436.29	1,187,550.00

NEW COM STK USD1

ROUSE COM USD 0.01	41,100.000	1,030,263.50	1,017,225.00

ROYAL DUTCH PETE CO	54,200.000	2,470,239.67	3,336,687.50

N Y REGISTRY SH PAR N CLDR 1.25

SBC COMMUNICATIONS INC	143,152.000	5,219,613.79	6,191,324.00

COM

SCI SYSTEMS,INC	12,800.000	594,087.44	501,600.00

COM STK USD0.10

SDL INC	3,200.000	674,834.03	912,600.00

COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	31

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SPX CORP	20,990.000	2,412,245.95	2,538,478.13

COM STK USD10

SAFECO CORP	51,000.000	1,969,880.60	1,013,625.00

SAFEWAY STORES INC	91,290.000	3,958,613.75	4,108,050.00

COM USD0.01

ST PAUL COS INC COM	47,454.000	1,310,051.64	1,619,367.75

SALOMON SMITH BARNEY COMMERCIAL PAPER	2,000,000.000	1,977,335.56	1,977,335.56

DISC DTD 19MAY2000 DUE 20JUL2000

SALOMON SMITH BARNEY HOLDINGS	300,000.000	304,896.00	294,024.00

NT DTD 10/15/1995 10/15/2002 6.500%

SANMINA CORP	12,700.000	653,670.20	1,085,850.00

COM STK USD0.01

SANTISTA EXPT SECURITIZATION I LTD	0.360	0.36	0.33

SECURITIZED EXPT NT 144A 8.090% 11/30/2006

SCHERING PLOUGH CORP COM	97,700.000	3,535,694.22	4,933,850.00

SCHLUMBERGER LTD	75,270.000	4,132,242.14	5,617,023.75

COM

SCHWAB CHARLES CORP NEW COM	73,050.000	1,939,547.33	2,456,306.25

SCOTTISH PWR PLC	22,652.000	783,683.80	757,426.25

SPONSORED ADR FINAL INSTALMENT

SEALED AIR CORP NEW	6,500.000	393,065.87	340,437.50

COM

SEARS ROEBUCK ACCEPT CORP	1,300,000.000	1,302,743.00	1,295,372.00

MEDIUM TERM NTS BOOK ENTRY TRANCHE

#TR 00050 6.180% 12/01/2000

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	32

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

SIEBEL SYS INC	34,070.000	3,179,740.09	5,572,574.38

COM

SIMON PPTY GROUP INC NEW	61,568.000	1,473,979.19	1,366,040.00

COM

SOFTWARE COM INC	8,600.000	812,684.50	1,116,925.00

COM

SOUTHERN CO COM	63,300.000	1,452,440.85	1,475,681.25

SPRINT CORP	25,100.000	1,091,734.80	1,280,100.00

COM

SPRINT CORP	50,600.000	1,925,656.64	3,010,700.00

PCS COM SER 1

STANLEY WORKS COM USD2.50	45,100.000	1,278,157.22	1,071,125.00

STARWOOD HOTELS & RESORTS WORLDWIDE INC	65,102.000	2,795,494.06	2,119,883.88

COM

STATE STREET CTF	5,300.000	429,436.28	562,131.25

EAFE UMBRELLA

STORAGENETWORKS INC	200.000	5,400.00	18,050.00

COMON STOCK USD0.01

SUN MICROSYSTEMS COM USD0.0006	79,600.000	3,493,851.56	7,238,625.00

SYCAMORE NETWORKS INC	300.000	3,800.00	33,112.50

COM

SYMBOL TECHNOLOGIES INC	9,150.000	376,349.88	494,100.00

SYSCO CORP USD1	11,800.000	465,861.55	497,075.00

TJX COS INC	32,600.000	482,882.76	611,250.00

NEW COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	33

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

TARGET CORP	116,540.000	6,343,558.33	6,759,320.00

COMMON STOCK USD.1667 FORMERLY DAYTON HUDSON CORP

TELLABS INC COM	75,500.000	4,966,551.15	5,167,031.25

TENET HEALTHCARE CORP	83,440.000	2,298,180.55	2,252,880.00

COM

TERADYNE ,INC	10,000.000	816,233.12	735,000.00

COM STK USD0.125

TEXACO CAP INC	1,300,000.000	1,248,804.00	1,147,718.00

NT DTD 01/25/1999 5.500% 01/15/2009

TEXACO INC COM	95,580.000	4,727,655.25	5,089,635.00

TEXAS INSTRS INC COM	89,300.000	2,877,479.09	6,133,793.75

TEXTRON INC COM	17,100.000	1,269,567.58	928,743.75

TIME WARNER INC	77,500.000	4,413,360.03	5,890,000.00

COM

TIMES MIRROR CO NEW	480,000.000	479,668.80	476,539.20

6.650% DTD 19OCT1999 DUE 15OCT2001

TOYS ‘R’ US COM USD0.10	131,100.000	2,122,918.95	1,909,143.75

TRANSAMERICA FIN CORP COMMERCIAL PAPER	2,000,000.000	1,986,495.00	1,986,495.00

DISC DTD 21JUN2000 DUE 28JUL2000

TRANSAMERICA FIN CORP	880,000.000	878,468.80	863,561.60

MEDIUM TERM NTS TRANCHE # SR 00185 DTD 11/04/1998 6.125% 11/01/2001

TUPPERWARE CORP	18,000.000	464,743.13	396,000.00

COM USD0.01

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	34

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

TYCO INTL GROUP S A	600,000.000	590,616.00	590,742.00

NT 6.125% 06/15/2001

TYCO INTL GROUP S A	545,000.000	550,098.48	519,891.85

NT 6.375% 06/15/2005

TYCO INTL LTD NEW	128,200.000	3,918,003.36	6,073,475.00

COM

USX-MARATHON GROUP INC	78,800.000	2,117,569.43	1,974,925.00

COM STK
UST INC COM USD0.5	72,300.000	2,222,534.94	1,061,906.25

U S BK NATL ASSN MINNEAPOLIS MINN INSTL	400,000.000	400,803.20	400,372.00

CTF DEP PROGRAM BOOK ENTRY DTD 11/20/1998 FLOATING RT 11/15/2000

UNICOM CORP	39,000.000	1,042,843.13	1,508,812.50

COM

UNION PAC CORP COM	49,300.000	2,714,591.89	1,833,343.75

UNISYS COM USD0.01	35,300.000	764,017.68	514,056.25

UNITED PARCEL SERVICES	6,800.000	408,000.00	401,200.00

CLASS B SHARS

UNITED STATES TREAS BD	2,385,000.000	2,662,634.63	2,563,875.00

DTD 08/15/1996 6.750% 08/15/2026

UNITED STATES TREAS BOND	170,000.000	171,151.47	180,279.90

DTD 02/15/1997 6.625% 02/15/2027

UNITED STATES TREAS BD	165,000.000	141,951.57	146,180.10

DTD 02/16/1999 5.250% 02/15/2029

UNITED STATES TREAS NOTES	25,000.000	25,296.88	24,914.00

DTD 02/28/1997 6.250% 02/28/2002

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	35

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

US GOVERNMENT TREASURY NOTES	2,735,000.000	2,742,326.20	2,834,356.20

3.375% 15JAN07 INFLATION LINKED NOTE

UNITED STATES TREAS NOTES	2,840,000.000	2,811,378.14	2,831,565.20

SER H DTD 06/30/1997 6.250% 06/30/2002

UNITED STATES TREAS NOTES	330,000.000	333,664.62	328,815.30

DTD 09/02/1997 6.250% 08/31/2002

UNITED STATES TREAS NTS	200,000.000	198,750.00	198,656.00

DTD 02/15/1998 5.375% 02/15/2001

UNITED STATES TREAS NTS	6,560,000.000	6,417,495.15	6,408,267.20

DTD 05/31/1998 5.500% 05/31/2003

UNITED STATES TREAS NTS	9,885,000.000	9,379,371.22	9,458,659.95

DTD 05/15/1999 5.500% 05/15/2009

UNITED STATES TREAS NTS	75,000.000	74,824.22	74,238.00

SER AB DTD 07/31/1999 5.500% 07/31/2001

UNITED STATES TREAS NTS	1,110,000.000	1,070,296.17	1,101,153.30

DTD 08/16/1999 6.00% MAT 08/15/2009

UNITED STATES TREAS NTS	1,010,000.000	1,009,787.74	1,002,111.90

DTD 10/31/1999 5.875% 10/31/2001

UNITED TECHNOLOGIES CORP COM	14,200.000	965,152.51	836,025.00

UNOCAL CORP COM	59,000.000	2,031,461.64	1,954,375.00

UNUMPROVIDENT CORP	74,300.000	2,197,905.02	1,490,643.75

COM

VERISIGN INC	6,500.000	494,317.79	1,147,250.00

COM

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	36

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

VERITAS SOFTWARE CO	26,524.000	1,526,199.95	2,997,625.77

COM

VIACOM INC CLASS B	108,654.000	4,286,560.51	7,408,844.62

COM NON-VTG

VIGNETTE CORP	20,700.000	884,027.58	1,076,722.92

COM

VITESSE SEMICONDUCTOR CORP	47,870.000	2,595,513.50	3,521,436.88

COM STK USD0.01

VODAFONE AIRTOUCH	80,400.000	3,565,935.43	3,331,575.00

SPONSORED ADR

VOICESTREAM WIRELESS CORP	14,278.000	1,628,500.94	1,660,485.71

COM

WAL MART STORES INC	225,000.000	221,103.00	220,812.75

NT 08/10/1999 6.550% 08/10/2004

WAL MART STORES INC COM	237,360.000	6,809,245.43	13,677,870.00

WALGREEN CO COM	211,340.000	5,142,271.00	6,802,506.25

WASHINGTON WTR PWR CO SECD	2,250,000.000	2,244,937.50	2,245,860.00

MEDIUM TERM NT TRANCHE #TR 00049 DTD 09/30/1997 6.24% 10/02/2000

WASTE MGMT INC DEL	83,572.000	2,117,736.50	1,587,868.00

COM

WELLS FARGO & CO NEW	40,200.000	1,078,557.28	1,557,750.00

COM

WILLIAMETTE INDS COM USD0.50	79,270.000	2,723,503.63	2,160,107.50

WILLIAMS COMPANIES INC	325,000.000	317,681.00	316,251.00

6.2% BDS 1/8/2002 USD1000

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	37

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

WORLDCOM INC GA	500,000.000	511,745.00	440,450.00

NT DTD 08/11/1998 6.950% 08/15/2028

WORLDCOM INC	500,000.000	497,705.00	503,865.00

7.875% DTD 24MAY2000 DUE 15MAY2003

WORLDCOM INC	120,602.000	5,548,333.07	5,532,616.76

COMMON

XILINX INC	29,000.000	1,182,046.45	2,394,312.50

XEROX CORP COM	62,800.000	1,731,071.94	1,303,100.00

YAHOO INC	8,600.000	948,865.03	1,065,325.00

COM STK USD0.01

YOSEMITE SECS TR I	250,000.000	249,932.50	248,852.50

99-A LINKED ENRON OBLIGS-LEOS 144A 11/18/1999 8.250% 11/15/2004

ZIONS BANCORP COM	4,800.000	299,132.25	220,274.88

PEOPLE SECURITY LIFE	39,836,550.200	39,836,550.20	39,836,550.20

GA #BDA00210TR-1 5.500% 05/11/1998

METROPOLITAN LIFE INS COP	11,220,012.230	11,220,012.23	11,220,012.23

GAC# 14095 7.18% 05/04/2000

JOHN HANCOCK MUTUAL LIFE	6,790,969.330	6,790,969.33	6,790,969.33

GA-8646 6.650% 08/14/2000

ALLSTATE LIFE INSURANCE	47,470,308.140	47,470,308.14	47,470,308.14

GIC #77064 5.430%

JACKSON NATIONAL LIFE	10,070,845.490	10,070,845.49	10,070,845.49

G-1236-1 5.090% 09/28/2001

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	38

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

BUSINESS MEN’S ASSURANCE	5,479,968.850	5,479,968.85	5,479,968.85

#1309 5.410% 05/05/2003

CDC INVESTMENT MGMT CORP	5,016,543.420	5,016,543.42	5,016,543.42

BRIC #121-05 @ 6.020% 22/DEC/2002

STATE STREET BANK & TRUST	31,406,273.260	31,406,273.26	31,406,273.26

GAC #97019 SYNTHETIC GIC #172481

CDC INVESTMENT MGMT CORP	7,530,360.820	7,530,360.82	7,530,360.82

BRIC #121-06 5.890% 06/08/2003

PRUDENTIAL-CAP MAC INSD	8,436,995.700	8,436,995.70	8,436,995.70

@6.080% 06/29/2001

MONUMENTAL LIFE INS CO	3,203,731.150	3,203,731.15	3,203,731.15

MDA-00086FR 6.550% 06/13/2002

PARTN CTF GROUP ANNUITY CONTRACT	6,262,058.310	6,262,058.31	6,262,058.31

#1280 WITH BUSINESS MEN’S ASSURANCE 5.860% 10/02/2000

BUSINESS MEN’S ASSURANCE CO	5,117,385.970	5,117,385.97	5,117,385.97

GIC #1279 @5.89% 12/04/2000

GE LIFE & ANNUITY ASSURANCE CO	10,396,033.820	10,396,033.82	10,396,033.82

7.160% 12/08/2003

NEW YORK LIFE	3,203,929.600	3,203,929.60	3,203,929.60

GA-30972 5.660% 04/16/2001

MONUMENTAL LIFE INS CO	8,093,775.590	8,093,775.59	8,093,775.59

MDA 00076FR 6.000% 04/19/2004

SCHEDULE II

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	JUNE 30, 2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/06/00	E25A	0BGIRG	PAGE	39

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

			MARKET

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	VALUE

PRUDENTIAL-CAP MAC INSD	5,364,694.510	5,364,694.51	5,364,694.51

GA-10010-213 5.890% 04/05/2002

SUNAMERICA LIFE	3,001,790.660	3,001,790.66	3,001,790.66

#4993 7.530% DTD 28MAY2000 DUE 23JUN2003

CAISSE DES DEPOT	8,052,360.320	8,052,360.32	8,052,360.32

BRIC 121-07

JACKSON NATIONAL LIFE	31,448,463.850	31,448,463.85	31,448,463.85

#S-1214 5.510% 03/19/2001

BANK OF AMERICA NT&SA	20,260,664.630	20,260,664.63	20,260,664.63

CONTRACT #99-220 GIC 5.96%

SUN AMERICA GIC	5,016,935.390	5,016,935.39	5,016,935.39

#4991 7.530% DTD 14JUN2000 DUE 09JUN03

CHASE SYNTHETIC	30,081,423.360	30,081,423.36	30,081,423.36

GIC# 433121-LT 5.710% DTD 01JUN2000 DUE 01SEP2003

PRUDENTIAL GA#10010	5,646,212.980	5,646,212.98	5,646,212.98

6.170% 06/17/2003

PYRAMID EQUITY INDEX FUND	130,608.373	353,791,137.99	459,684,527.71

PYRAMID BROAD MKT FIXED INCOME FD	87,192,631.176	180,009,085.47	197,175,672.29

ACCOUNT TOTAL		1,911,021,065.95	2,276,446,075.79

LESS AMOUNTS INCLUDED IN CASH & CASH EQUIVALENTS ON THE BALANCE SHEET		(50,553,210.20)	(50,553,210.20)

TOTAL INVESTMENTS		1,860,467,855.75	2,225,892,865.59

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 11/01/1999 TO 06/30/2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/07/00	PAGE	1

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED

		COST OF	PROCEEDS OF

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

GEMSTAR INTL GROUPM LTD	1,900.000	124,312.00

COM	11,500.000		617,652.99

GLOBAL CROSSING LTD	9,300.000	460,884.19

COM	9,300.000		274,705.64

INTERWAVE COMMUNICATIONS INTERNATL LTD	200.000	2,600.00

COM	200.000		5,658.73

MARVELL TECHNOLOGY GROUP LTD	200.000	3,000.00

ORD	200.000		11,274.62

METALINK LTD	100.000	1,200.00

COM	100.000		2,426.23

UNILEVER NV	27,000.000	1,445,285.17

COM	9,600.000		455,813.58

ISIN # NL0000009348

FLEXTRONICS INTL LTD	14,300.000	1,049,133.14

	13,000.000		718,853.04

RESERVE INVSTMT FUND INC	15,805,001.750	15,805,001.75

05/20/2000	19,400,000.000		19,400,000.00

HARRIS RETIREMENT PLAN LOAN	8,074,691.110	8,074,691.11

	8,743,663.830		8,743,663.83

CHARTERED SEMICONDUCTOR MFG LTD	9,100.000	450,025.52

ADR	3,400.000		237,525.32

IMPERIAL CHEMICAL INDUSTRIES	4,700.000	152,129.60

ADR-CNV 4 FOR 1 (POST ZENECA)	15,100.000		538,678.64

NEW YORK LIFE INS	304,729.140	304,729.14

GA #06885-004	407,357.260		407,357.26

6.780% 05/01/2001

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 11/01/1999 TO 06/30/2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/07/00	PAGE	2

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED

		COST OF	PROCEEDS OF

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

MORGAN STANLEY INTERNATIONAL	5,343,251.048	68,938,015.30

MAGNUM FUND	5,437,296.662		70,537,019.24

NOKIA CORP	9,300.000	784,906.49

ADR	24,500.000		1,321,988.16

NORTEL NETWORKS CORP	33,600.000	3,859,582.48

COMMON STOCK	33,600.000		3,859,582.48

FRMLY(NORTHERN TELECOM LTD COM)

PHARMACIA CORP	96,641.000	3,517,601.18

COMMON STOCK	16,900.000		908,460.69

SCOTTISH PWR PLC	39,052.000	1,353,473.20

SPONSORED ADR FINAL INSTALMENT	16,400.000		524,856.33

VODAFONE AIRTOUCH	52,600.000	2,641,109.06

SPONSORED ADR	21,000.000		935,029.93

JOHN HANCOCK	41,726.570	41,726.57

GAC# 7694	3,041,726.550		3,041,726.55

7.47% 01/04/2000

PEOPLE SECURITY LIFE	37,135,365.350	37,135,365.35

GA #BDA00210TR-1	32,420,418.600		32,420,418.60

5.500% 05/11/1998

METROPOLITAN LIFE INS COP	751,583.520	751,583.52

GAC# 14095 7.18% 05/04/2000	5,000,000.000		5,000,000.00

JOHN HANCOCK MUTUAL LIFE	469,444.530	469,444.53

GA-8646 6.650% 08/14/2000	3,337,733.360		3,337,733.36

BANKERS TRUST CO	1,122,767.120	1,122,767.12

GAC #98-983 5.790%	30,885,561.130		30,885,561.13

SYNTHETIC GIC #174501

SCHEDULE III

BANKERS TRUST COMPANY	SCHEDULE H ITEM 4I PART 2 – SCHEDULE OF	GLOBAL ASSETS – EB

NEW YORK	ASSETS HELD FOR INVESTMENT PURPOSES

	FROM 11/01/1999 TO 06/30/2000	PREPARED ON ACCRUAL BASIS (TRADE–DATED)

		10/07/00	PAGE	3

ACCOUNT 124079 – COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED

		COST OF	PROCEEDS OF

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	ACQUISITIONS	DISPOSITIONS

ALLSTATE LIFE INSURANCE	17,099,430.480	17,099,430.48

GIC #77064 5.430%	23,386,412.140		23,386,412.14

JACKSON NATIONAL LIFE	505,953.970	505,953.97

G-1236-1	496,388.370		496,388.37

5.090% 09/28/2001

CDC INVESTMENT MGMT CORP	233,697.010	233,697.01

BRIC #121-05 @ 6.020%	232,465.600		232,465.60

22/DEC/2002

STATE STREET BANK & TRUST	1,880,658.340	1,880,658.34

GAC #97019	23,870,363.550		23,870,363.55

SYNTHETIC GIC #172481

TRANSAMERICA LIFE & ANNUITY	534,381.080	534,381.08

#76905	10,695,490.950		10,695,490.95

4.580% 01/01/2001

CDC INVESTMENT MGMT CORP	356,801.110	356,801.11

BRIC #121-06	354,341.750		354,341.75

5.890% 06/08/2003

BUSINESS MEN’S ASSURANCE CO	220,959.370	220,959.37

GIC #1279 @5.89% 12/04/2000	294,500.000		294,500.00

MONUMENTAL LIFE INS CO	360,755.890	360,755.89

MDA 00076FR	477,300.320		477,300.32

6.000% 04/19/2004

CAISSE DES DEPOT	27,336,584.240	27,336,584.24

BRIC 121-07	27,329,412.390		27,329,412.39

JACKSON NATIONAL LIFE	1,320,217.840	1,320,217.84

#S-1214 5.510% 03/19/2001	991,600.710		991,600.71

BANK OF AMERICA NT&SA	24,119,313.490	24,119,313.49

CONTRACT #99-220 GIC 5.96%	5,903,610.020		5,903,610.02

SCHEDULE V
SCHEDULE H ITEM 4J

NEW YORK	PART 2 —SCHEDULE OF REPORTABLE TRANSACTIONS

BANKERS TRUST COMPANY	CUMULATIVE TRANSACTIONS BY ISSUE	GLOBAL ASSETS —EB

	FROM 07/01/1999 TO 06/30/2000	PREPARED ON ACCRUAL BASIS (TRADE-DATED)

		09/22/00	PAGE	1

ACCOUNT 124079 —COMBINED	HARRIS CORPORATION

RETIREMENT PLAN

COMBINED REPORT

MARKET VALUE 06/30/1999 $2,701,124,959.03

	D I S P O S E D			A C Q U I R E D

SECURITY DESCRIPTION	SALES	PROCEEDS	GAIN OR LOSS-	PURCHASES	COST

PYRAMID DIRECTED ACCOUNT CASH	919	1,065,045.935.18	0.00	903	1,071,330,974.71

FUND

MORGAN STANLEY INTL EQUITY	100	116,335,041.75	3,237,091.77	103	129,234,991.49

MORGAN STANLEY INTERNATIONAL	34	70,537,019.24	394,461.30	29	68,938,015.30

MAGNUM FUND

PYRAMID EQUITY INDEX FUND	99	223,985,457.90	59,803,039.87	77	108,466,978.89

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan

/s/ Jeffrey Pratt Morrill Jeffrey Pratt Morrill Plan Administrator

Date: December 15, 2000